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SCHEDULE 13D   Under the Securities Exchange Act of 1934
(Amendment No.3)



(Name of Issuer) 		 Ferro Corporation

(Title of Class of Securities)	 Common Stock

(CUSIP Number)		         315405100


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        Paul J. Isaac
			75 Prospect Avenue
			Larchmont, New York 10538
		        (212) 650-4670

(Date of Event which Requires Filing of this Statement)

                        April 23, 2010

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)


CUSIP No. 315405100

1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

            Arbiter Partners, LP  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only

4.	Source of Funds (See Instructions)

        PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                 2,819,377


	8.	Shared Voting Power

                NA


	9.	Sole Dispositive power

		 2,819,377

	10.	Shared Dispositive Power

      		NA

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        2,819,377

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

	3.3% Arbiter Partners, L.P.

14.	Type of Reporting Person (see instructions)

        PN


CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

               Isaac Brothers, LLC  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 Delaware


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                  215,333



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 215,333

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        215,333

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.3% Isaac Brothers, LLC

14.	Type of Reporting Person (see instructions)

        OO


CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

       Marjorie S. Isaac Grandchildren Trust  (manager, Paul J. Isaac)


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

         No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                  128,149



	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		  128,149

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

           128,149

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.2%  Marjorie S. Isaac Grandchildren Trust

14.	Type of Reporting Person (see instructions)

        OO

CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Marjorie S. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                 147,500


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		 147,500

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

         147,500


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.2%  Marjorie S. Isaac

14.	Type of Reporting Person (see instructions)

        IN

CUSIP No. 315405100


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Paul J. Isaac custodian for Abigail E. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                15,000


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		15,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        15,000


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.02%  Paul J. Isaac custodian for Abigail E. Isaac

14.	Type of Reporting Person (see instructions)

        IN


1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Paul J. Isaac custodian for Johanna H. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                NA

	8.	Shared Voting Power

                15,000


	9.	Sole Dispositive power

		NA

	10.	Shared Dispositive Power

      		15,000

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        15,000


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.02%  Paul J. Isaac custodian for Johanna H. Isaac

14.	Type of Reporting Person (see instructions)

        IN



1.	      Names of Reporting Persons.   I.R.S. Identification Nos.
of above persons (entities only)

         Paul J. Isaac


2.	Check the Appropriate Box if a Member of a Group (see
instructions)

      (a)
      (b)  X


3.	       SEC Use Only


4.	Source of Funds (See Instructions)

        OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e).

        No

6.	 Citizenship or Place of Organization

	 New York


	7.	Sole Voting Power

                100,000

	8.	Shared Voting Power

                NA


	9.	Sole Dispositive power

		100,000

	10.	Shared Dispositive Power

      		NA

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

        100,000


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares    (see instructions)

	NA

13.	Percent of Class Represented by Amount in Row (11)

        0.1%  Paul J. Isaac

14.	Type of Reporting Person (see instructions)

        IN



Item 1. Security and Issuer


        Common Stock
	Ferro Corporation
        1000 Lakeside Avenue
        Cleveland, OH 44114-7000


Item 2. Identity and Background

 (a) Name

     Arbiter Partners, L.P.
     Isaac Brothers, LLC
     Marjorie S. Isaac Grandchildren Trust
     Marjorie S. Isaac
     Paul J. Isaac custodian for Abigail E. Isaac
     Paul J. Isaac custodian for Johanna H. Isaac
     Paul J. Isaac


 (b) Residence or business address


        Arbiter Partners, L.P.
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

	Paul J. Isaac - manager


        Isaac Brothers, LLC
        75 Prospect Avenue
        Larchmont, New York 10538

	Paul J. Isaac - manager
        Daniel H. Isaac - member
        Frederick J. Isaac - member


	Marjorie S. Isaac Grandchildren's Trust
	75 Prospect Avenue
	Larchmont, New York 10538

	Paul J. Isaac- manager
	Abigail E. Isaac - grandchild
	Johanna H. Isaac - grandchild
	Samuel F. Isaac  - grandchild
	Benjamin J. Isaac - grandchild

	Marjorie S. Isaac
	55 Grasslands Road D 259
        Valhalla, NY 10595


        Paul J. Isaac custodian for Abigail E. Isaac
        75 Prospect Avenue
	Larchmont, New York 10538

        Paul J. Isaac - manager
        Abigail E. Isaac - daughter


        Paul J. Isaac custodian for Johanna H. Isaac
        75 Prospect Avenue
	Larchmont, New York 10538

        Paul J. Isaac - manager
        Johanna H. Isaac - daughter


        Paul J. Isaac
        75 Prospect Avenue
        Larchmont, New York 10538



 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;


        Please see section (b)


 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

        None

 (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

        None

(f) Citizenship.

        United States



Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;


Arbiter Partners, L.P. holds 2,819,377 common shares of Ferro Corporation, or 3.3%.

Isaac Brothers, LLC holds 215,333 common shares of Ferro Corporation, or 0.3%.

Marjorie S. Isaac Grandchildren's Trust holds 128,149 common shares of Ferro Corporation or 0.2%


Marjorie S. Isaac holds 147,500 common shares of Ferro Corporation or 0.2%


Paul J. Isaac custodian for Abigail E. Isaac holds 15,000 common shares of Ferro Corporation, or 0.02%.

Paul J. Isaac custodian for Johanna H. Isaac holds 15,000 common shares of Ferro Corporation, or 0.02%.


Paul J. Isaac holds 100,000 common shares of Ferro Corporation, or 0.1%.


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


Arbiter Partners, LP, managed by Paul J. Isaac, owns  2,819,377 shares of common stock. Paul J. Isaac has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 2,819,377 shares.


Isaac Brothers, LLC managed by Paul J. Isaac, owns 215,333 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 215,333 shares.


Marjorie S. Isaac Grandchildren's Trust, managed by Paul J. Isaac, owns 128,149 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 128,149 shares.


Marjorie S. Isaac owns 147,500 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 147,500 shares.


Paul J. Isaac custodian for Abigail E. Isaac owns 15,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 15,000 shares.


Paul J. Isaac custodian for Johanna H. Isaac owns 15,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 15,000 shares.

Paul J. Isaac owns 100,000 shares of common stock. Paul J. Isaac has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 100,000 shares.



(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	For Arbiter Partners, L.P.:


TRADE DATE      QUANTITY       UNIT COST

 04/01/10  	-27,700		9.04
 04/05/10  	-26,600		9.41
 04/06/10  	-22,100		9.60
 04/07/10  	-51,469		9.21
 04/08/10  	-58,400		9.14
 04/09/10  	-47,800		9.33
 04/12/10  	-19,829		9.23
 04/13/10  	-30,800		9.28
 04/14/10  	-63,700		9.91
 04/15/10  	-18,764	       10.03
 04/16/10  	-13,900	        9.78
 04/19/10  	-19,000	        9.71
 04/20/10  	-11,900	        9.54
 04/21/10  	-20,800	        9.65
 04/22/10  	-20,600	        9.75
 04/23/10  	-46,300	       10.27
 04/26/10  	-42,000        10.52
 04/27/10  	-20,800        10.51
 04/28/10  	-60,000        11.27
 04/29/10  	-40,000        11.40
 04/30/10  	-20,000        11.28
 05/03/10  	-30,000        10.88
 05/04/10  	-39,400        10.64
 05/05/10  	-13,500        10.33


	For Isaac Brothers, LLC:

TRADE DATE  	 QUANTITY     UNIT COST

 04/30/10      -20,000         11.28
 05/03/10       81,278 shares distributed to Frederick J. Isaac
 05/03/10      205,761 shares distributed to Daniel H. Isaac
 05/03/10      100,000 shares distributed to Paul J. Isaac
 05/05/10      -12,500         10.33



	Marjorie S. Isaac Grandchildren's Trust:

TRADE DATE  	 QUANTITY     UNIT COST

 04/26/10  	-50,000        10.45
 04/28/10  	-60,000        11.27
 04/29/10  	-40,000        11.40
 04/30/10  	-20,000        11.28
 05/03/10  	-30,000        10.88
 05/05/10       -12,500        10.33



	Marjorie S. Isaac:


TRADE DATE  	 QUANTITY     UNIT COST

 05/04/10        50,000 shares donated to charity
 05/04/10  	-30,000        10.64
 05/05/10       -12,500        10.33


        Paul J. Isaac:

TRADE DATE  	 QUANTITY     UNIT COST

05/03/10 100,000 shares distributed to Paul J. Isaac from Isaac Brothers, LLC


(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        NA


(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.


The Reporting Persons ceased to be the beneficial owner of more than five percent of Ferro Corporation Common Stock on April 23, 2010.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none



Item 7. Material to Be Filed as Exhibits

none


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 05, 2010



Paul J. Isaac
Manager, Arbiter Partners, L.P. and Isaac Brothers, LLC